                                                                 Exhibit (a)(13)

             Pure Resources Enters Subsequent Offering Period for
                          Hallwood Energy Corporation

Midland, Texas, May 9, 2001 -- Pure Resources, Inc. (NYSE: PRS) announced today that its indirect wholly-owned subsidiary Pure Resources II, Inc. has successfully completed its initial tender offer for all of the outstanding shares of common stock of Hallwood Energy Corporation (Nasdaq: HECO) at a price of $12.50 per share and all the outstanding shares of Series A Cumulative Preferred Stock of Hallwood at a price of $10.84 per share, and intends to commence a subsequent offering period beginning May 9, 2001. The subsequent offering period will expire Tuesday, May 15, 2001 at 12:00 midnight, unless extended.

The tender offer expired at 12 a.m. midnight, New York City time, on Tuesday, May 8, 2001, and on May 9 Pure Resources accepted for payment approximately 8,204,711 shares of Hallwood common stock that had been tendered (including approximately 212,139 shares that were guaranteed to be delivered), which represent approximately 85 percent of the issued and outstanding shares of Hallwood common stock as of May 8, 2001. Pure Resources also accepted for payment 1,765,289 shares of Hallwood Series A Cumulative Preferred Stock that had been tendered (including approximately 4,525 shares that were guaranteed to be delivered), which represent approximately 78 percent of the issued and outstanding shares of Hallwood Series A Cumulative Preferred Stock as of May 8, 2001. Pure Resources II, Inc. will promptly pay for the shares tendered.

Stockholders of Hallwood wishing to accept the Pure Resources offer should comply with the instructions in the Pure Resources Offer to Purchase and related Letter of Transmittal at the earliest practicable date. During the subsequent offering period, Hallwood stockholders who did not tender their shares of common stock or Series A Cumulative Preferred Stock may tender their shares by following the directions in the Pure Resources Offer to Purchase and related Letter of Transmittal. Stockholders of Hallwood may obtain copies of these documents by contacting the Information Agent for the offer, Georgeson Shareholder Communications, at 1-888-363-6651.

Jack Hightower, Chairman and Chief Executive Officer of Pure Resources, stated, "The merger of Pure Resources II, Inc. and Hallwood is inevitable because Pure Resources II plans to vote all its shares of Hallwood in favor of the merger. We are pleased to be able to offer a subsequent offering period to Hallwood stockholders because stockholders who tender during the five-day subsequent offering period will be able to receive consideration for their shares more quickly than they would following the merger. Pure Resources II hopes the merger will occur within 120 days, but the timing is uncertain."

Pure Resources and Hallwood announced the signing of a definitive merger agreement on March 30, 2001. As a result of the merger, shares of Hallwood common stock that remain outstanding will be converted into the right to receive the same $12.50 per share in cash, without interest, and shares of Hallwood Series A Cumulative Preferred Stock that remain outstanding will be converted into the right to receive the same $10.84 per share in cash, without interest or further dividends. Following the merger, Hallwood will become a subsidiary of Pure Resources.

Pure Resources, Inc. is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast, and the Gulf of Mexico. In addition, Pure Resources recently completed a $261 million acquisition of producing oil and gas properties, partnership interests and interests under approximately 6 million fee mineral acres throughout the Southern Gulf Coast region of the U.S from International Paper Company and its subsidiaries.

Hallwood Energy Corporation is a public oil and gas company based in Denver, Colorado with properties primarily located in the Permian Basin, the San Juan Basin, South Texas and onshore South Louisiana.

FORWARD-LOOKING STATEMENTS

All the estimates and expectations set forth in this release constitute forward-looking statements within the meaning of the Securities Litigation Reform Act. Although Pure Resources and Hallwood believe that these forward-looking statements are based on reasonable assumptions, they can give no assurance that their expectations will occur and cautions that actual results may differ materially from those estimated in the forward-looking statements. A number of risks could affect the future results of Pure Resources or Hallwood and could cause such material differences. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and other technical data, competition, reduced availability of drilling services, fluctuations in oil and gas prices and government regulations, as well as other risks discussed in detail in Pure Resources' and Hallwood's SEC filings.